Davis Grizzard

After graduating from the University of North Carolina at Chapel Hill, Davis Grizzard worked for his family businesses, Grain Craft and Summit Hill Foods, for 8 years. He is a part of the 4th generation of the businesses which have had a variety of companies in the milling and baking industry. Davis worked in a variety of roles learning the business from the bottom up including Mixing, Packing, Pricing Analyst, Sale Analyst, Grain Accountant, and Director of Grain. Davis then helped form his family's family office, Sage Hill Investors, where he serves as the President and CEO managing asset allocation. Davis oversees investments globally in private and public equities as well as real estate. He serves in an advisory or board capacity to several companies such as Tiko Global, Ten To One, Smallhold, Our Place, New Wave Foods, Breeze, Neapolitan Express, and Chattanooga FC. In his free time, Davis enjoys soccer, hunting, fishing, and traveling.